Exhibit 99.4

Execution Copy

HALL OF FAME RESORT & ENTERTAINMENT COMPANY

Restricted Stock Unit Award Agreement

THIS RESTRICTED STOCK UNIT AWARD AGREEMENT (the “Agreement”), dated as of the 16th day of September, 2020, governs the Restricted Stock Unit Award granted by HALL OF FAME RESORT & ENTERTAINMENT COMPANY, a Delaware corporation (the “Company”), to ERICA MUHLEMAN (the “Participant”). The Restricted Stock Unit Award governed by this Agreement is granted by the Company as a material inducement to the Participant to accept and commence employment with the Company and not pursuant to the Hall of Fame Resort & Entertainment Company 2020 Omnibus Incentive Plan (formerly the “GPAQ Acquisition Holdings, Inc. 2020 Omnibus Incentive Plan”) (the “Plan”) (although terms used in this Agreement that are defined in the Plan have the same meaning given them in the Plan). A copy of the Plan has been made available to the Participant.

1. Grant of Restricted Stock Award. In satisfaction of the obligation to grant the Participant shares of Common Stock under Section 2.3 of the Employment Agreement by and among HOF Village Newco, LLC, the Company and the Participant and effective as of September 16, 2020 (the “Date of Grant”), the Company granted to the Participant, subject to the terms and conditions of the Plan and this Agreement, a Restricted Stock Unit Award with respect to 144,613 shares of Common Stock (the “Award”).

2. Vesting. Subject to Section 7 of this Agreement (with respect to Sections 13.4 and 15.2 of the Plan), the Participant’s interest in the Restricted Stock Units covered by the Award shall become vested and nonforfeitable to the extent provided in this Section 2. The Participant’s interest in the number of Restricted Stock Units covered by the Award that most nearly equals, but does not exceed, one-third of such Restricted Stock Units shall become vested and nonforfeitable (“Vested”) on the first anniversary of the Participant’s effective date of employment, which is September 14, 2020 (the “Effective Date”) if the Participant is employed by the Company or an Affiliate of the Company continuously from the Effective Date until the first anniversary of the Effective Date. The Participant’s interest in an additional number of Restricted Stock Units covered by the Award that most nearly equals, but does not exceed, one-third of such Restricted Stock Units shall become Vested on the second anniversary of the Effective Date if the Participant is employed by the Company or an Affiliate of the Company continuously from the Effective Date until the second anniversary of the Effective Date. The Participant’s interest in the remaining Restricted Stock Units covered by the Award shall become Vested on the third anniversary of the Effective Date if the Participant is employed by the Company or an Affiliate of the Company continuously from the Effective Date until the third anniversary of the Effective Date.

Except as provided in this Section 2, but subject to the provisions of Section 7 of this Agreement (with respect to Sections 13.4 and 15.2 of the Plan), any Restricted Stock Units covered by the Award that are not Vested on or before the date that the Participant’s employment with the Company and its Affiliates ends shall be forfeited on the date that such employment terminates for any reason.

3. Transferability. The Restricted Stock Units covered by the Award cannot be transferred. Shares of Common Stock issued in settlement of Vested Restricted Stock Units may be transferred, subject to the requirements of applicable securities laws.

4. Settlement. The Company shall issue one share of Common Stock to the Participant for each Restricted Stock Unit that becomes Vested. The shares of Common Stock issuable in settlement of Vested Restricted Stock Units shall be issued within thirty (30) days after the date that the Restricted Stock Units become Vested. A fractional share of Common Stock shall not be issued to the Participant but the Company shall make a cash payment to the Participant in lieu of such fractional share.

5. Shareholder Rights. The Participant shall not have any of the rights of a shareholder of the Company with respect to the Restricted Stock Units covered by the Stock Award. On and after the date that shares of Common Stock are issued in settlement of Vested Restricted Stock Units, the Participant shall have all of the rights of a shareholder of the Company with respect to the shares of Common Stock issued in settlement of the Award, including the right to vote the shares and to receive all dividends declared and paid on the shares.

6. Tax Withholdings. The Participant shall be responsible for satisfying any income or employment tax withholding requirements arising as a result of the grant, vesting and settlement of the Restricted Stock Units covered by the Award. The Participant shall make arrangements acceptable to the Committee for the satisfaction of such tax withholding requirements. Notwithstanding the preceding sentence, the Participant may elect to satisfy such tax withholding requirements by directing the Company to withhold shares of Common Stock issuable in settlement of Vested Restricted Stock Units (up to the maximum statutory rate or such other rate tax rate as will not have an adverse accounting impact on the Company).

7. Plan Provisions. The following provisions of the Plan shall apply to this Award and the Restricted Stock Units covered by the Award on the same basis as if this Award had been granted pursuant to the Plan: Section 4.4 (“Adjustments to Shares and Awards”); Section 13.4 (“Modification of Rights upon Termination”); Section 13.5 (“Additional Forfeiture Events”); Section 15.2 (“Effect of Change in Control”); Section 15.4 (“Limitation of Change in Control Payments”); Section 17 (“Securities Law and Other Restrictions”); Section 18 (“Deferred Compensation; Compliance with Section 409A”); Section 19.3 (“Awards Previously Granted”); Section 19.4 (“Amendments to Conform to Law”); Section 22 (“Data Privacy”); Section 23.7 (“Delivery and Execution of Electronic Documents”) and Section 23.8 (“No Representations or Warranties Regarding Tax Effect”).

8. No Right to Continued Employment. The grant of the Award does not give the Participant any rights with respect to continued employment by the Company or any Affiliate of the Company. The grant of the Award does not affect the right of the Company or an Affiliate of the Company to terminate the Participant’s employment.

9. Governing Law. This Agreement shall be governed by the laws of the State of Delaware without regard to the conflicts of laws rules thereof.

10. Binding Effect. Subject to the limitations stated above, this Agreement shall be binding upon the Participant and his or her successors in interest and the Company and any successors of the Company.

[signature page follows]

IN WITNESS WHEREOF, the Company and the Participant have executed this Agreement as of the date first set forth above.

Company:	HALL OF FAME RESORTS & ENTERTAINMENT
COMPANY

	By:	/s/ Michael Crawford
	Name:	Michael Crawford
	Title:	President and Chief Executive Officer

Participant:	/s/ Erica Muhleman
	Name:	Erica Muhleman

Restricted Stock Award Agreement